November 9, 2022

Vanessa Robertson. CPA

Brian Cascio, CPA

Celeste Murphy, Esq.

Daniel Crawford, Esq.

Securities Exchange Commission

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D. C. 20549

Re:	Halberd Corp

Registration Statement on Form 10 filed May 11, 2022

Reply to Amendment No. 5 filed October 12 and Associated Amendment No. 3 to our Form 10-Q for the Period Ending April 30, 2022 Being filed Concurrently

File No. 000-56440

Dear Ladies and Gentlemen:

Thank you for your comments forwarded to us on October 13, 2022 relative to Amendment No. 5 filed October 12. We respond as follows:

Amendment No. 5 to Registration on Form 10

Note 3 – Explanation of our Restatements, page F-9

1.

We note your response to comment 4 and your revisions included in the amended Form 10-Q that was filed on October 12, 2022. You disclose in the Management’s Report on Internal Control Over Financial Reporting section that your disclosure controls and procedures were not effective as of April 30, 2022. However, in the Evaluation of Disclosure Controls and Procedures section you disclose that management has not formally carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures. Please confirm to us and revise to clarify, if true, that your conclusion is in regard to the entirety of disclosure controls and procedures as defined and delete the last sentence in the last paragraph of the Disclosure Controls and Procedures section. Please move the conclusion that your disclosure controls and procedures were not effective as of April 30, 2022 to the Evaluation of Disclosure Controls and Procedures section under Item 307 of Regulation S-K.

Response:

We acknowledge your comment and our conclusion is in regard to the entirety of our disclosure controls and procedures. We have reviewed and revised our disclosures in Item 4. Controls and Procedures, and have filed a third amendment to our Form 10-Q, accordingly.

William Hartman

Halberd Corporation

November 9, 2022

_____________________________________________

We acknowledge that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Upon completion of the review of this Amendment No. 3 to the Form 10-Q, we trust all comments will have been satisfied and you can advise us that the Company’s Form 10 Registration Statement has no out-standing comments.

Thank you for your assistance and prompt review of these Form 10 materials as originally filed May 11 and prospectively this Amendment No. 3 to the Form 10-Q.

Should you have any questions during the course of your review, please let me know.

Very truly yours,

___________________

Willliam Hartman. Principal Executive Officer and Financial Officer

Halberd Corporation